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                                                                       EXHIBIT 1

                          HANGER ORTHOPEDIC GROUP, INC.
                      Non-Qualified Stock Option Agreement

         THIS AGREEMENT is made as of December 12, 2001, by and between HANGER ORTHOPEDIC GROUP, INC., a Delaware corporation (the "Company"), and Jay Alix & Associates, Inc. (the "Optionee").

                              W I T N E S S E T H:
                               -------------------

         WHEREAS, the Company desires to grant to the Optionee a non-qualified stock option to purchase One Million Two Hundred Two Thousand Four Hundred Thirty-Six (1,202,436) shares of the Company's common stock, par value $.01 per share (the "Common Stock"), in consideration for services rendered to the Company by the Optionee pursuant to the terms of the letter agreement, dated January 23, 2001 (the "Letter Agreement"), between the Company and the Optionee.

         NOW, THEREFORE, the parties hereto, intending to be legally bound, do agree as follows:

         1. Grant of Option. Subject to the terms and conditions of this Agreement, the Company hereby grants to Optionee the right and option to purchase from the Company all or part of an aggregate of One Million Two Hundred Two Thousand Four Hundred Thirty-Six (1,202,436) shares of Common Stock. This option is not intended to qualify as an incentive stock option within the meaning of Section 422A of the Internal Revenue Code of 1986, as amended.

         2. Option Price and Time of Exercise. The per-share purchase price at which the shares subject to option hereunder may be purchased by Optionee pursuant to its exercise of this option shall be $1.40, which price equals the average closing price per share of the Common Stock on the New York Stock Exchange for all trading days during the period from December 23, 2000 through January 23, 2001, as required under the terms of the Letter Agreement. The Optionee's right to exercise this option shall not vest until June 18, 2002, from and after which time the Optionee may exercise this option in whole or in part at any time prior to the expiration of this option on May 31, 2007 (the "Option Period"). The right to exercise this option shall be cumulative to the extent not theretofore exercised.

         3. Method of Exercise and Payment for Shares. This option shall be exercised by written notice from the Optionee and delivered to the Company at its principal office, specifying the number of shares to be acquired upon such exercise and delivering therewith by wire transfer of funds or a certified check in an amount equal to the exercise price of the option multiplied by the number of shares of Common Stock to be acquired upon such exercise of the option by the Optionee.

         4. Non-transferability of Option; Restricted Securities. This option is not transferable by Optionee, except only after the written consent of the Company, which shall not
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be unreasonably withheld, in connection with a merger of the Optionee or a transfer by the Optionee of all or substantially all of its assets (including this option), in which event this option may be transferred by the Optionee to such successor after the issuance of the written consent of the Company. The shares of Common Stock acquired by Optionee upon any exercise of this option shall be "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act of 1933 and Optionee shall be required to comply with and satisfy all applicable laws in any resale transactions conducted by Optionee which involve any such shares of Common Stock so acquired by Optionee under this option.

         5. Merger, Consolidation, Acceleration of Option Vesting.

                  (a) Effect of Transaction. Upon the occurrence of any of the following events, if the notice required by Section 5(b) hereof shall have first been given, the option granted hereunder shall automatically terminate and be of no further force and effect whatsoever, without the necessity for any additional notice or other action by the Company: (i) the merger, consolidation or liquidation of the Company or the acquisition of its assets or stock pursuant to a nontaxable reorganization, unless the surviving or acquiring corporation, as the case may be, shall assume all outstanding options of the Company or substitute new options for them pursuant to Section 425(a) of the Code; (ii) the dissolution or liquidation of the Company; (iii) the appointment of a receiver for all or substantially all of the Company's assets or business; (iv) the appointment of a trustee for the Company after a petition has been filed for the Company's reorganization under applicable statutes; or (v) the sale, lease or exchange of all or substantially all of the Company's assets and business.

                  (b) Notice of Such Occurrences. At least 30 days' prior written notice of any event described in Section 6(a) hereof, except the transactions described in subsections 5(a)(iii) and (iv) as to which no notice shall be required, shall be given by the Company to the Optionee. If the Optionee is so notified, it may exercise all or a portion of the entire unexercised portion of this option at any time before the occurrence of the event requiring the giving of notice, regardless of whether such event occurs prior to June 18, 2002. Such notice shall be deemed to have been given when delivered personally to the Optionee or when mailed to the Optionee by registered or certified mail, postage prepaid, at the Optionee's last address known to the Company.

         6. Adjustments Upon Certain Events. If the Company shall at any time increase or decrease the number of its outstanding shares of Common Stock by means of the payment of a stock dividend, a stock split or subdivision of shares, a consolidation or combination of shares, or through a reclassification of the then outstanding shares of Common Stock, then the aggregate number of shares of Common Stock subject to this Option and the exercise price of this Option shall be adjusted proportionately.

         7. Binding Effect, Entire Agreement. Subject to the limitations stated above, this Agreement shall be binding upon and inure to the benefit of the Optionee (and its successor as provided in Section 4 of this Agreement) and the Company. This Agreement constitutes the entire agreement between the parties and cannot be altered, modified, or changed in any way

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unless made in writing and signed by the party against whom such alteration, modification, or change is asserted. This Agreement shall be governed by the laws of the State of Delaware.

         IN WITNESS WHEREOF, the Company has caused this Agreement to be signed by its President and attested by its Secretary, and the Optionee has affixed its signature hereto.


HANGER ORTHOPEDIC GROUP, INC.



By: /s/ George McHenry
   -------------------------------------
   George McHenry
   Executive Vice President & Chief
   Financial Officer


ACCEPTED BY:

JAY ALIX & ASSOCIATES, INC.


By: /s/ Melvin R. Christiansen
   -------------------------------------
   Melvin R. Christiansen
    Treasurer